Apple Computer, Inc.	August 17, 2006
1 Infinite Loop
Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apple Computer, Inc. (File No. 000-10030)
Form 10-K: For the Fiscal Year Ended September 24, 2005, Filed November 30, 2005
Form 8-K: Filed October 11, 2005
Form 8-K: Filed January 18, 2006
Form 8-K: Filed April 19, 2006
Form 8-K: Filed July 19, 2006
Form 8-K: Filed August 3, 2006

Dear Ms. Collins,

We have reviewed the questions in your letter dated August 8, 2006 regarding the above referenced filings and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.             Apple Computer, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Joel Greenberg, Senior Director of Technical Accounting and External Reporting, at (408) 974-1888.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer
Senior Vice President
and Chief Financial Officer

Form 10-K for the year ended September 24, 2005

Note 11 — Segment Information and Geographic Data, page 92

1.              We note in your disclosure that you manage your business primarily on a geographic basis. Please tell us whether you manage and evaluate your business based on other operating segments financial results (consumer electronics, type of product, gross margin by products, operating results within geographic regions by product etc.) and if so, help us understand why these do not represent separate reportable segments under SFAS 131. Explain to us the financial information, in addition to geographic and retail segments, your Chief Operating Decision Maker uses to make decisions about resource allocation and performance assessment and clarify if you have aggregated any operating segments.

In accordance with SFAS 131, the Company reports segment information based on the “management” approach. As noted in paragraph 4 of SFAS 131, “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” Based on the management approach, the Company determined its operating segments, which are generally based on the nature and location of its customers, consist of the Americas, Europe, Japan, Asia-Pacific, Retail and FileMaker operations. The Company’s four geographical segments together with the Retail segment all sell the same products to the same types of customers.

As explained in Parts I and II of the Company’s Form 10-K, the Company’s strategy is to design and develop innovative products and services that are interoperable. The Company uses its skills in hardware and software design, and its ability to integrate other technologies such as communications, to provide innovative and seamlessly integrated products to its customers. The Company believes the personal computer acts as the digital hub for advanced digital devices, such that the Company’s offerings work together seamlessly and are generally an extension of the personal computer. Therefore, the development of the Company’s strategy, as well as its research and development and corporate marketing functions, are centralized to ensure products are interoperable and a unified execution of the Company’s strategy occurs. As a result, the Company is organized functionally such that no single individual or functional group has overall responsibility for a product throughout its entire lifecycle, from concept to production to sales and marketing and service. Rather, members of management are responsible for their functional areas such as research and development, manufacturing, marketing, sales, and general and administrative functions. The Company’s sales personnel are responsible for selling all of the Company’s products and other offerings to the customer base in their assigned geography, as opposed to having separate sales personnel for different products. Additionally, the Company has operational support organizations in each geography and for its retail stores to support customer order management, logistics and service for all products. Functional leaders, including those overseeing hardware engineering, operating system and applications development, manufacturing, and general and administrative functions, are compensated based on the revenue and operating margin results of the entire Company, whereas geographic general managers’ and their sales leaders’ compensation is tied to their sales results. No group is compensated on individual product sales or profitability, and the Company does not report full financial statements by product.

There are two exceptions to the Company’s functional-based organizational structure, the Company’s Retail operations and its FileMaker subsidiary.

As noted in the Company’s Form 10-K, the Company’s worldwide retail operations, which sell all of the Company’s products, are evaluated based on a measure comparable to the Company’s major channel partners in the U.S. operating retail stores so the Company can evaluate the Retail segment performance as if it were a channel partner. Substantially all of the operations of the Retail segment are managed by the Retail segment manager; furthermore, employees working in the Retail segment generally report to the segment manager as opposed to a functional leader, and are compensated based on the specific results of the Retail segment. Geographic operating segment managers are neither responsible for, nor compensated on, the results of the Retail segment.

The Company’s FileMaker subsidiary is run autonomously from the rest of the Company’s business and has a President who is responsible for all aspects of the FileMaker business, including product development, sales, and general and administrative functions, including marketing activities. FileMaker employees’ compensation is tied to the results of FileMaker’s operations.

As noted by paragraph 10(a) of SFAS 131, an operating segment engages in business activities that earn revenues and incur expenses. Additionally, paragraph 10(b) and 10(c) of SFAS 131 defines an operating segment as a component whose operating results are regularly reviewed by the Chief Operating Decision Maker (the “CODM”), which the Company has determined to be its Chief Executive Officer, to make decisions about resources to be allocated and assess performance and for which discrete financial information is available. The Company’s geographic operations, along with its Retail and FileMaker operations, all meet the criteria in paragraph 10 of SFAS 131, including the availability of discrete financial information detailing sales and operating income, which are used to assess performance and make resource allocation decisions. The Company allocates resources such as discretionary marketing and advertising expenses, capital expenditures, sales expenses, and commitments for new retail stores based on its operating segments’ growth opportunities and results of operations. In the process of allocating resources to research and development activities, the Company primarily focuses on whether projects will contribute to its overall corporate strategy of profitably expanding the digital hub through the development of seamlessly integrated and interoperable products.

Additionally, paragraph 14 of SFAS 131 states, “If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” As segment managers are held responsible and compensated for their segment’s operating results and no employees’ compensation is tied to specific product results, the Company has determined the identified operating segments are appropriate.

In addition to operating segment results, the CODM also receives the annual plan, the “WWW BBB Report,” worldwide sell-through reporting, quarterly financial results for the Company as a whole and by operating segment, and financial updates as periodically presented to the Company’s Board of Directors. The annual plan summarizes the Company level income statement, balance sheet, cash flow and operating expense for segments and functional areas. The “WWW BBB Report” provides information on weekly bookings and billings by operating segment and within each segment by channel and product. The weekly sell-through reporting provides information on unit sell-through by segment and product. The CODM receives quarterly financial statements, related footnotes and management’s discussion and analysis which highlights Company-wide and operating segment sales and operating results as well as quarterly sales by product. In addition, the CODM receives information related to periodic results and forecasts as included in presentations to the Board of Directors that include items such as Company level income statements and certain segment and product sales information (in units and dollars and broken out by direct and indirect channels), gross margin by product line, market share information, channel inventory, and Company level balance sheet and cash flow information.

As discussed in Note 11 to the consolidated financial statements included in the Form 10-K, the Company evaluates the performance of its operating segments based on net sales, as well as operating income performance for the Retail segment. The segment managers, who are ultimately responsible for the performance of their segment, review these results. The CODM evaluates the performance of the segments and allocates resources based on their growth opportunities and operating results. The additional information provided to the CODM as identified above is used primarily to monitor Company-wide performance and ensure Company-wide profitability targets are met, determine pricing, and manage inventory levels. Additionally, no individual in the Company is held accountable for the financial operating margin performance of individual products and/or product lines, which is evidenced by the absence of any individual’s compensation tied to the financial performance of specific products. Moreover, the CODM does not receive reporting on specific product level operating margin profitability.

Consistent with the guidance provided in paragraph 4 of SFAS 131, the Company has determined that its operating segments are properly identified as the Americas, Europe, Japan, Asia-Pacific, Retail and FileMaker. Additionally, as noted above, the Company’s segment managers are only held responsible for, and their compensation tied to, the operating segment results. As noted in paragraph 14 of SFAS 131, if there is only one segment for which segment managers are held responsible, that set of components constitutes the operating segments, further supporting the Company’s identification of its operating segments.

The Company aggregates its Asia-Pacific and FileMaker operating segments in the “all other” category, as disclosed in the Company’s Form 10-K and consistent with paragraph 21 of SFAS 131, as neither of these segments is individually reportable. The Company does not aggregate any of its other operating segments because management believes the segment information as currently segregated is useful to the readers of its financial statements.

The Company also provides information regarding net sales of products and services, as well as by geographic area, in accordance with paragraphs 37 and 38 of SFAS 131. The Company’s disclosures include information for its major products and services, thereby assisting users of the Company’s financial statements in their assessment of both past performance and prospects for future growth based on an analysis of trends in revenue. Consistent with paragraph 3 of SFAS 131, the Company believes its operating segment disclosures provide the information management uses to assess the different types of business activities in which the Company engages and the different economic environments in which it operates to help users of the financial statements better understand the Company’s performance, assess its prospects for future net cash flows, and make more informed judgments about the Company.

Forms 8-K filed October 11, 2005, January 18, 2006, April 19, 2006 and July 19, 2006

2.              We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of the non-GAAP measures you present (e.g. gross margin, operating expenses, operating income, etc.):

•                    the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                    the economic substance behind management’s decision to use such a measure;

•                    the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                    the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                    the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures for each non-GAAP measure presented to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.

In assessing the permissibility and appropriate disclosure of non-GAAP measures, the Company considers guidance from the SEC’s June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”) and specifically the guidance provided under Question 8.

The Company’s reconciliation of its non-GAAP to GAAP results of operations included in its furnished Forms 8-K discloses the Company’s assessment of the usefulness of the non-GAAP adjustments. The non-GAAP adjustments in the Forms 8-K filed January 18, 2006, April 19, 2006 and July 19, 2006 related only to non-cash stock-based compensation expense and the associated income tax effect. As disclosed, the Company uses these resulting non-GAAP measures when evaluating its financial results as well as for preparing internal forecasts and plans. Additionally, the Company’s management bonus programs are currently based on revenue and operating margin targets that exclude non-cash stock-based compensation expense. Finally, these non-GAAP measures also facilitate comparison of operating results across reporting periods as prior years omit the effect of expensing stock-based compensation using the fair-value recognition provisions prescribed in SFAS 123R, which the Company adopted using the modified-prospective method in the first quarter of fiscal year 2006.

The non-GAAP adjustments in the Form 8-K furnished on October 11, 2005 related to the Company’s fourth fiscal quarter of 2005 also include an adjustment for a restructuring action initiated in the prior year. The Company believes excluding charges related to restructuring activities with underlying operations that will cease is useful to investors to clearly demonstrate the economics of business operations that will continue and facilitate comparison of operating results across periods. Additionally, the Company does not consider the effect of restructuring activities when assessing its own performance.

The Company believes its non-GAAP measures provide management and investors with useful supplemental data that enhances transparency in the review of financial and operational performance, and management continually reviews the requirements of the SEC’s FAQs when providing non-GAAP measures; moreover, such supplemental data facilitates more accurate comparisons of the Company’s operating results across prior years and to peer companies. The Company will continue to disclose that non-GAAP measures should not be viewed as a substitute for the Company’s GAAP results. In future filings, the Company will clarify within its disclosures the use and benefit of each non-GAAP financial measure to ensure compliance with Item 10(e)(1)(i)(C) and (D) and Question 8 of the SEC’s FAQ.

Additionally, the Company currently intends to eliminate the use of non-GAAP adjustments for non-cash stock-based compensation expense beginning in the first quarter of fiscal year 2007, which begins on October 1, 2006, when all quarterly periods will reflect the effect of expensing stock-based compensation under SFAS 123R and will be comparable.

Forms 8-K filed October 11, 2005, January 18, 2006, April 19, 2006 and July 19, 2006

3.              We note from your disclosures that the Company believes non-GAAP measures, which exclude non-cash compensation expense, are indicative of core operating results.  Presumably, the Company must compensate its employees to retain their services.  Considering this, explain why excluding non-cash compensation is indicative of the Company’s core operating results.  Additionally, explain what you mean by “core” operating results.  If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating results.

As noted in the Company’s response to Comment #2, the Company currently intends to eliminate the use of non-GAAP adjustments for non-cash stock-based compensation expense beginning in the first quarter of fiscal year 2007, which begins on October 1, 2006, when all quarterly periods will reflect the effect of expensing stock-based compensation under SFAS 123R and will be comparable.

The Company uses non-GAAP financial measures to both evaluate its financial results and prepare internal forecasts and plans, thereby supporting the Company’s belief that such measures are useful to management and other users of the Company’s financial statements. The Company believes adjustments to GAAP financial measures that provide better comparability to prior years and to peer companies provide useful information for readers of its financial statements. Additionally, the Company’s management bonus programs are currently based on revenue and operating margin targets that exclude non-cash stock-based compensation expense. In future filings, the Company will discontinue using the term “core” operating results.

Forms 8-K filed August 3, 2006

4.              We note from your disclosure in your 8-K that an internal investigation discovered irregularities related to the issuance of certain stock option grants.  Although you state that the investigation is ongoing, tell us the current status of these reviews including whether any determination has been made regarding potential restatements to your financial statements.  Also, tell us how you considered SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote.  In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company’s stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.

On June 29, 2006, the Company announced that an internal review discovered irregularities related to the issuance of certain stock option grants made between 1997 and 2001. A special committee of Apple’s outside directors has hired independent counsel to perform an investigation, and the Company has proactively informed the SEC’s Division of Enforcement through the SEC’s San Francisco District Office.

On August 3, 2006, the Company announced that, based on the evidence of irregularities discovered to date, management had concluded, and the audit committee of the board of directors had agreed, that the Company will likely need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. As part of that announcement, the Company warned that its previously issued financial statements and all earnings and press releases and similar communications issued by the Company relating to periods commencing on September 29, 2002 and thereafter should no longer be relied upon. Because the investigation is ongoing, Apple also determined that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 by the required filing date.  Accordingly, on August 10, 2006, the Company filed a Form 12b-25 indicating that the Company does not anticipate that its Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

On August 11, 2006, the Company announced that it will request a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”) in response to the receipt of a NASDAQ Staff Determination letter indicating that the Company is not in compliance with the filing requirements for continued listing as set forth in Marketplace Rule 4310(c)(14). As anticipated, the letter was issued in accordance with NASDAQ procedures due to the delayed filing of the Company’s Form 10-Q for the quarter ended July 1, 2006. Pending a decision by the Panel, the Company’s securities will remain listed on the NASDAQ Stock Market.

Because the investigation is currently ongoing, the Company cannot reasonably estimate at this time the amount of any non-cash charges for compensation expense relating to past stock option grants which will be recorded, the resulting tax and accounting impact, or which periods may require restatement. The Company is focused on resolving these issues as quickly as possible and plans to file its Form 10-Q and any required restated financial statements as soon as practical following the completion of the investigation.

The Company has not issued any incentive stock options under its stock option plans since 1984 and thus does not believe these irregularities will have any impact on the qualification of the Company’s stock option plans; however, the outcome of the investigation could prove otherwise. The Company has and will continue to assess the potential loss contingencies with respect to pending or threatened litigation, potential legal actions by the IRS or other regulatory authorities, and other possible claims or assessments triggered by the investigation.   To date, ten actions have been filed against the Company and other defendants in state and federal court raising various claims related to stock option grants.  Currently, the Company lacks sufficient information to determine whether any probable and reasonably estimable liabilities exist.  As the investigation continues and additional circumstances occur, the Company will continue to monitor and assess the potential SFAS 5 loss contingencies. The Company will also assess whether any disclosures (including disclosure of loss contingencies even though the possibility of loss may be remote), will be required under SFAS 5 to be included in the Company’s restated or current financial statements prior to filing the Company’s Forms 10-Q or 10-Q/A and Forms 10-K or 10-K/A.